UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-42013

Super X AI Technology Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Private Placement of Ordinary Shares of Super X AI Technology Limited (the “Company”) and Warrants

On April 30, 2025, the Company entered into certain private placement subscription agreements (collectively, the “Agreements” and each individually, an “Agreement”) with certain investors (the “Purchasers” and each individually, a “Purchaser”) for the purchase and sale of ordinary shares of the Company, no par value per share (“Ordinary Shares”), and warrants to purchase Ordinary Shares of the Company (the “Purchaser Warrants”).

Pursuant to the Agreement, each Purchaser has agreed to subscribe for and purchase, for cash in U.S. dollars (USD), units consisting of one Ordinary Share of the Company and one-third of a Purchaser Warrant (each, a “Purchaser Unit”) at a fixed purchase price of USD 3.34 per Purchaser Unit (the “Unit Price”), irrespective of fluctuations in market prices. If payment is made in a currency other than USD, the parties agree that the exchange rate applicable shall be the rate in effect on the date of payment. Each Purchaser’s agreement to purchase the Purchaser Units (a “Subscription”) is made on the basis of the representations and warranties and subject to the terms and conditions set forth in the Agreement. Subject to the terms hereof, each Subscription shall become effective upon its acceptance by the Company.

The Purchasers acknowledge that there is no minimum subscription required in order to close any Subscription under the offering. The securities issued in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws, and are therefore subject to restrictions on transfer. The Ordinary Shares and Purchaser Warrants may not be offered or sold by the purchasers prior to the expiration of a six-month period from the closing date, except in compliance with the safe harbor provisions of Regulation S under the Securities Act, pursuant to an effective registration statement, or an available exemption from registration.

Pursuant to the Agreements, the Company sold 2,350,000 Ordinary Shares and 783,333 Purchaser Warrants, and received $7,849,000 in gross proceeds from such sale. The Company plans to use the net proceeds from the private placement to support the research, development, and production of AI servers, explore investment opportunities in the AI sector, and supplement its general working capital.

For more details of the transaction, please refer to copies of the form of the Agreements and Purchaser Warrants, which are filed as exhibits to this report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement
10.2	Form of Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title	Executive Director

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